[Progress Software Letterhead]
VIA EDGAR
Mr. Mark Kronforst
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Progress Software Corporation
Form 10-K for Fiscal Year Ended November 30, 2006
Filed February 13, 2007
File No. 000-19417

Dear Mr. Kronforst:
This letter is submitted on behalf of Progress Software Corporation (“we” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of March 21, 2007 to Joseph W. Alsop, Chief Executive Officer of the Company (the “Comment Letter”). For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.
Form 10-K for the Year Ended November 30, 2006
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Fiscal 2005 Compared to Fiscal 2004, page 20
1.	We note that you attribute your 2005 revenue growth to “increased volume of software licenses and maintenance sales for all of [y]our major product lines.” Please tell us the extent that you use volume metrics to manage your business and how you believe such metrics contribute to understanding and evaluating your company. In addition, tell us how you considered whether disclosure of such metrics is required as explained in Section III.B.1 of SEC Release No. 33-8350.

Response 1:
In the context of our discussion in MD&A regarding changes in our revenue, we discuss volume in the sense of additional licenses sold. We use the term volume to differentiate changes in revenue due to additional licenses versus other performance factors or other metrics, such as changes in prices or foreign exchange rates. We separately discuss the impact of changes in foreign exchange rates on our business. Changes in prices of our various products were not significant in the periods referenced in MD&A. Accordingly, we utilize volume metrics to manage our business only in the context of whether such changes in revenue are the result of additional licenses sold.
In terms of providing readers insight into our business, we believe that the details that we discuss regarding key indicators, such as volume or changes in foreign exchange rates, are consistent with the spirit of the disclosure requirements of Section III.B.1 of SEC Release No. 33-8350.
Liquidity and Capital Resources, page 25
2.	We note that your disclosures regarding the changes in your operating cash flows appear to be limited to a brief discussion of accounts receivable and a table summarizing information taken directly from your statements of cash flows. Please explain to us why you believe that these disclosures provide a sufficient basis for readers to analyze the changes in your operating cash flows. Refer to Section IV.B.1 of SEC Release No. 33-8350.
Response 2:
The discussion of changes in our accounts receivable relates primarily to providing context to the disclosure of changes in our days sales outstanding (DSO). We consider DSO to be a key financial metric and disclose that metric as well as any reasons for significant changes, if any, in that metric.
The most significant changes in the composition of our cash flows from operations were related to the impact of accounting for stock-based compensation under SFAS 123R. The details of the impact of SFAS 123R were described in a preceding section of MD&A under the heading “Adoption of SFAS 123R”.
From the perspective of management, the movement in and changes related to our accounts receivable balance and the effects of SFAS 123R are the material items explaining our changes in operating cash flows for 12 months ended November 30, 2006 and therefore have been highlighted in our discussion in the MD&A section of our Form 10-K. In the future, to the extent that new or additional reasons for significant changes in operating cash flows exist, we will include such reasons in our discussion.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1: Nature of Business and Summary of Significant Accounting Policies
Revenue Recognition, page 33
3.	We note that you use the proportional performance method when payment of software license fees is dependent upon the performance of consulting services or the consulting services are essential to the functionality of the licensed software. Please tell us how this policy complies with paragraphs 74 and 75 of SOP 97-2. Specifically, explain why you are using proportional performance rather than the percentage-of-completion or completed contract methods.
Response 3:
We consider the accounting requirements of the proportional performance method to be the equivalent of the percentage-of-completion method. Prior to our 2005 Annual Report on Form 10-K, we had utilized the term “percentage-of-completion” instead of “proportional performance” in our description of our revenue recognition policy. We changed the wording in 2005 as we felt proportional performance more aptly described the resulting revenue recognition for licensing and professional service arrangements that may be accounted for in this manner.
However, in future filings, beginning with our Form 10-Q for the period ended February 28, 2007, we will revert back to the term percentage-of-completion.
As additional background, revenue arrangements that are subject to this methodology are fairly infrequent and represent less than one percent of our revenue.

As requested in the Comment Letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at 781-280-4524.
Sincerely,
/s/  David H. Benton, Jr.
David H. Benton, Jr.
Vice President and Corporate Controller

cc:	David Edgar
Norman R. Robertson, Senior Vice President and Chief Financial Officer
Joseph W. Alsop, Chief Executive Officer